UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                           (Amendment No. __________)*



                       Live Entertainment of Canada, Inc.

                                (Name of Issuer)

                                  Common Stock


                         (Title of Class of Securities)

                                   538032 10 3


                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of or less of such class.) (See Rule 13-d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          THL Equity Advisors Limited Partnership

   2      CHECK THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP* (a) |_| (b) |X|

   3      SEC USE ONLY


   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                              5           SOLE VOTING POWER
        NUMBER OF                         -0-
          SHARES
       BENEFICIALL
        Y OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                               6          SHARED VOTING POWER
                                          2,182,574

                               7          SOLE DISPOSITIVE POWER
                                         -0-
                               8          SHARED DISPOSITIVE POWER
                                          2,182,574

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,182,574

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES
          X

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          65.3%

   12     TYPE OF REPORTING PERSON
          PN


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Item 1(a)         Name of Issuer

                  Live Entertainment of Canada, Inc.


Item 1(b)         Address of Issuer's principal executive offices

                  15400 Sherman Way
                  Suite 500
                  Van Nuys, CA  91406

Item 2(a)         Name of person filing

                  Thomas H. Lee Equity Partners, L.P. ("Equity Partners"), THL Equity Advisors Limited Partnership ("Advisors") and THL Equity Trust ("Trust") each of whom may be deemed to be beneficial owners, for purposes of this Schedule 13G, of the securities owned directly by Equity Partners.

Item 2(b)         Address of principal business office or, if none, residence

                  The address of each of Equity Partners, Advisors and Trust is 75 State Street, Boston, MA 02109.

Item 2(c)         Citizenship

                  Equity Partners:          Delaware
                  Advisors:                 Delaware
                  Trust:                    Massachusetts

Item 2(d)         Title of class of securities

                  Common Stock

Item 2(e)         CUSIP Number

                  538032 10 3

Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a

                  (a)      |_|              Broker or Dealer

                  (b)      |_|              Bank

                  (c)      |_|              Insurance Company

                  (d)      |_|              Investment Company

                  (e)      |_|              Investment Advisor
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                  (f)      |_|              Employee Benefit Plan, Pension Fund
                                            or Endowment Fund

                  (g)      |_|              Parent Holding Company

                  (h)      |_|              Group

Item 4            Ownership

                  (a)      Amounts beneficially owned

                                    As of December  31,  1995,  Equity  Partners
                           directly owned 1,258,504 shares of the Issuer's Common Stock. Additionally, Equity Partners directly owned Convertible Notes of the Issuer, immediately convertible into 924,070 shares of the Issuer's Common Stock. Due to their existing relationships and arrangements, each of Equity Partners, Advisors, the General Partner of each of Equity Partners, and Trust, the General Partner of Advisors, could be deemed to be beneficial owners, for purposes of this
                           Schedule 13G, of the shares of Common Stock held by Equity Partners.

                  (b)      Percent of class

                                    Each of Equity Partners,  Advisors and Trust
                           could be deemed to be beneficial owners, for purposes of this Schedule 13G, of the 2,182,574 shares of Common Stock beneficially owned by Equity Partners; beneficial ownership of such shares would constitute beneficial ownership of approximately 65.3% of the Issuer's Common Stock.

                  (c)      Number of shares as to which such person has

                                 The  power  to vote  or to  dispose  of,  or to
                           direct the voting or disposal of, the 2,182,574 shares of the Issuer's Common Stock held by Equity Partners is vested in Advisors (the General Partner of Equity Partners) and Trust (the General Partner of Advisors). Accordingly, for purposes of this Schedule 13G, Equity Partners, Advisors and Trust may each be deemed to share the power to vote or to direct the voting of and may be deemed to share the power to dispose or to direct the disposition of the securities covered by this Statement and therefore each may be deemed to be a beneficial owner with respect to such securities. Equity Partners disclaims beneficial ownership of any shares not directly owned by Equity Partners, and Advisors and Trust each disclaim beneficial ownership of all such shares.



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Item 5            Ownership of 5% or Less of a Class

                  Not applicable

Item 6            Ownership of more than 5% on behalf of another person

                  Not applicable

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding Company

                  Not applicable

Item 8            Identification and classification of members of the Group


                  Not applicable

Item 9            Notice of Dissolution of Group
------            ------------------------------

                  Not applicable

Item 10           Certification

                  Not applicable

                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 14, 1996              THL Equity Advisors Limited Partnership


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